Exhibit 21.1

SUBSIDIARIES

Incorporation/Organization	Jurisdiction of
Mastech Digital Technologies, Inc.	Pennsylvania
Mastech Digital Resourcing, Inc.	Pennsylvania
Mastech Digital Data, Inc.	Delaware
Mastech Digital Pvt, Ltd.	India
Mastech InfoTrellis Digital, Ltd.	Canada
Mastech Digital India Pvt, Ltd.	India
Mastech InfoTrellis, Ltd.	England & Wales
Mastech InfoTrellis Limited	Ireland
Mastech Digital Infotech Pvt, Ltd.	India